Exhibit 1
March 17, 2006
1. Operating Results as of February 28, 2006
     NIS Group is continuously concentrating on its group strategy, focusing on credit provision for business owners. Operating assets generated from credit provision for business owners increased from ¥172,379 million to ¥181,583 million (a month-to-month increase of ¥9,203) due to the steady growth of our integrated financial services, such as bridge loans for real estate developers, especially secured loans. In addition, our servicing business, our leasing business, and the businesses of other subsidiaries are growing soundly, as we try to meet various financial needs of business owners as a group.
     NIS Group will further make a leap forward in provision of “Total Financial Solution”.
2. Notice of Issuance of Stock Options in the Form of New Share Subscription Rights
     Nissin Co., Ltd. announced that it has approved an issuance of stock options in the form of new share subscription rights at the Board of Directors Meeting held on March 14, 2006 pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and the 46th Ordinary General Meeting of Shareholders held on June 22, 2005.
(For details, please refer to the press release dated March 14, 2006.)
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)
NISSIN CO., LTD  SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code : 8571) New York Stock Exchange (Trading symbol : NIS)
IR homepage address : http://www.nisgroup.jp/english/ir/
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp